Filed by Avid Technology, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company:  Pinnacle Systems, Inc.

Commission File No.:  000-24784

AVID TECHNOLOGY INCORPORATED

AVID TECHNOLOGY

Moderator: Dean Ridlon

April 28, 2005

4:00 p.m. CT

Operator:  Good day and welcome to — welcome everyone to the Avid Technology first quarter earnings results conference call.  Today’s call is being recorded.

For opening remarks and introductions, I would like to turn the call over the Director of Inventors Relations, Mr. Dean Ridlon.  Please go ahead, sir.

Dean Ridlon:  Thank you and good afternoon everyone.  I’m Dean Ridlon, Avid Technology Inc. Investor Relations Director.

In a minute, I’ll turn the call over to David Krall, Avid’s President and CEO, however, before we begin please note that this call will include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including statements about the status of Avid’s proposed acquisition of Pinnacle Systems Inc., new product releases and functionality and anticipated results of operations during 2005.   There are a number of factors that could cause actual events or results to differ materially from those indicated by such statements, such as, the possibility that the Pinnacle acquisition will not close or that the closing will be delayed, competitive factors, including pricing pressures, fluctuating currency exchange rates, adverse changes in general economic or market conditions, particularly, in the content creation industry, delays in product shipments, market acceptance of Avid’s existing and new products and other important events and factors disclosed previously and from time-to-time in Avid’s filings with the U.S. Securities and Exchange Commission, including, with respect to the transaction with Pinnacle Systems, the joint proxy statement prospectus is to be filed by Avid and Pinnacle with the SEC.

In addition, our forward-looking statements represent our estimates only as of today, April 28th, 2005 and should not be relied upon as representing our views as of any subsequent date.

Avid undertakes no obligation to review or update these forward-looking statements.  During this call, we will be referring to non-GAAP financial measures.  These non-GAAP measures are not prepared in accordance with Generally Accepted Accounting Principles.  The most directly comparable financial measures calculated in accordance with GAAP and a reconciliation of these GAAP measures to these non-GAAP measures, are contained in the press release announcing this quarter’s results and are available in the Investor section of our Web site, www.avid.com.

And now, I’d like to introduce David Krall, President and CEO of Avid.

David Krall:  Thank you Dean.  I’m David Krall and I’d like to welcome you to our first quarter 2005 results conference call.  In a moment, I’ll hand the call over to Paul Milbury, our CFO who will provide a detailed review of this quarter’s financial results.  Then, I’ll discuss some of the highlights from this year’s National Association of Broadcasters convention and provide an update on our proposed acquisition of Pinnacle Systems.  Finally, Paul will come back and update our financial outlook for 2005.  Following our prepared remarks, Paul and I will be happy to take your questions.

Now, let’s look at our results.  Today, we reported our best-ever first quarter revenue and net income.  Revenue in Q1 was $166 million, up 30 percent from Q1 of last year.  Non-GAAP net income for the first quarter was $22.2 million, up 48 percent from the first quarter of 2004.  Both our video and audio businesses posted good results with continuing strength across all areas of our business.  I’ll talk about NAB and the proposed Pinnacle acquisition, in a few minutes but first I’d like to hand it over to Paul to review the numbers in more detail.  Paul.

Paul Milbury:  Thank you David and good afternoon everyone.   Before I get into the results, I would like to remind everyone that our earnings press release, which is posted on our Web site, includes both GAAP and non-GAAP financial statements and tables reconciling the two sets of numbers.  During my remarks, I will be referring primarily to the non-GAAP numbers, so I encourage you to refer to the financial statements to reconcile back to the GAAP numbers.

Our Q1 results get us off to a good start for 2005 with revenue of $166 million and year-over-year revenue growth of 30 percent.  Pro forma operating profits grew by over 50 percent year-over-year and our operating profit margin increased by 180 basis points to 13.8 percent of revenue.  Both our video and audio segments had solid, double-digit revenue growth and both achieved double-digit operating profitability.  Video revenues were $104.5 million, up 14 percent year-over-year with both our broadcast and postproduction businesses posting good results and audio revenues were $61.5 million, up 74 percent reflecting solid performance from Digidesign and from M-Audio following its addition to our audio business in the third quarter of 2004.  Excluding the M-Audio acquisition, audio revenue still increased more than 15 percent.

Geographically, our Q1 Americas business grew 17 percent year-over-year, our International business grew 47 percent, with Europe particularly strong.  For the quarter, the business was split roughly 50/50 between Americas and International.

Gross margins for the quarter were 57.2 percent.

As you can see in the financial statement attached our press release, non-GAAP operating expenses were $72.1 million or 43.4 percent of revenue in Q1, excluding amortization and stock-based compensation related to the acquisition of M-Audio.   The sequential decrease from Q4 primarily represents lower accruals for various variable compensation programs.  Non-GAAP operating income, excluding amortization and stock-based compensation related to the M-Audio acquisition was $23 million or 13.8 percent of revenue.  Non-GAAP operating profit for our video segment was $15.2 million or 14.5 percent of revenue and operating profit for our audio segment was 7.9 million or 12.8 percent of revenue.

Interest and other income was $837,000 for the quarter.  Our pro forma provision for income taxes, which excludes $173,000 of tax benefit related to amortization, was $1.6 million.  Excluding the amortization related tax benefit and stock-based compensation related to the M-Audio acquisition and acquisition related amortization, pro forma net income for Q1 was $22.2 million or 60 cents per diluted share on 37.3 million shares outstanding.  GAAP earnings per share were 53 cents.

Cash increased during the quarter by approximately $21 million to 176 million.  During the quarter, net cash provided by operational activities was approximately $15 million.  Accrued liabilities declined significantly in the quarter, primarily, as a result of the pay out of 2004 bonuses and sales commissions.  Cash from the exercise of stock options was approximately $6 million.

Days sales outstanding at the end of the quarter increased to 53 and our inventory turn over was 5.2 times.

I will be back to you shortly to update our guidance for the balance of 2005 but now, I’d like to turn the call back to David for discussion of the business highlights from this past quarter.

David Krall:  Thanks Paul.  Since we’ve just returned from last week’s NAB convention in Las Vegas, I’d like to provide an overview of our various market segments by discussing the innovations we introduced at the show.

We made major announcements across our postproduction, broadcast, shared storage and audio businesses and the response to our new introductions was extremely positive.  At the show, Avid won 11 industry awards, making it our most decorated NAB in recent years.  So, let’s jump right in.

We kicked off our NAB product announcement by fulfilling a longstanding customer request for a finishing solution that combines three key ingredients, the media composer editing experience, the corrective and compositing toolset of our Avid® Symphony™ software and the HD processing Nitris® digital non-linear accelerator.  The result is the latest member of the Avid DNA family, the highly anticipated Avid ® Symphony™ Nitris® system.  This advanced finishing solution offers real time editing and effects capabilities for multi-streamed, 10-bit HD and standard definition media, plus total conform with the entire Media Composer product family.  The fact that our new Symphony™ Nitris ® system delivers total conform ensures that the installed base of facilities using Media Composer systems for creative editorial can implement and SD or HD workflow with the editorial finishing mastering stages of postproduction without losing any information in the process.  Symphony ™ Nitris® is priced at $89,995 and is expected to ship in Q3 of this year.  It represents an upgrade opportunity for the thousands of Symphony ™ customers currently only producing standard definition material in the field today.

On another front in high-end post, we delivered new versions of the Media Composer Adrenaline HD and Avid DS Nitris ® systems.  Media Composer Adrenaline HD 2.1 supports the standard film frame rate of (24-P) at HD resolution.  The system also supports the Panasonic (P-2) and Sony XD Cam, tapeless acquisition formats, extending the flexibility of the system as a facilitator of a truly all digital postproduction workflow.

The latest version of our Avid DS Nitris ® family adds powerful new finishing features and expanded functionality for digital intermediates or DI work flows.  This means that customers in the feature film industry who wish to bypass the costly and time-consuming process of outputting their dailies to film, can u se the Avid DS Nitris ® system to either directly play out their media or output it to a digital tape format for screening.

The latest versions of both Media Composer Adrenaline and Avid DS Nitris ® are designed to serve the growing number of DI customers in television and film who are increasingly working with resolutions that are higher than HD, such as, (2K) and (4K) files.  At NAB we spoke with a number of customers who created a good deal of prime time and film-based programming and they told us that they plan to incorporate an integrated DI workflow within the next few years.

As more of our customers integrated work flows that encompass various stages of the postproduction process, they’re asking Avid to deliver more powerful tools for storing and sharing their media.  With this in mind, we introduced version 4.0 of the Avid Unity shared storage system, which delivers four gigabyte fiber channel throughput and twice the bandwidth of the previous version of the Avid Unity system.  The new version, also, supports up to 20 terabytes of storage, providing scaleable shared storage architecture for postproduction environments where multiple editors need to collaborate on the same projects in real time.

For our boutique postproduction customers who need to deliver mastering quality work on limited budgets, we extended the HD functionality of our Avid Express family by launching the Avid Express Studio HD system, a high definition version of the all-in-one content creation suite that we introduced at last year’s NAB show.  In keeping with our mission to offer HD functionality across our entire product line, the Avid Express Studio HD system supports a wide variety of HD formats and resolutions while also providing tighter integration between the software applications that make up the system.

While we’ve added HD functionality to the Avid Express Studio Family, we’ve also lowered the price points of both configurations of the system, the Complete and Essentials versions.  This ensures that our customers can take advantage of new HD support and enhanced integration features without worrying about increasing their budgets.

Moving on to broadcast, we introduced a new product at NAB that is truly groundbreaking and one that we believe is going to further transform the way news stories are produced.  That system is called Avid iNEWS® Instinct™ and it is a tool that empowers journalists, newsroom staff and producers to easily create stories with text and video footage without the need to learn a professional non-linear editing system.  With iNEWS® Instinct™, a journalist can type the text for a script and then drag and drop media clips to accompany certain portions of the text.  The system automatically calculates whether the read rate for the script will be longer than the video clip, so users immediately know whether they need to shorten or lengthen either the script or video clips, to tighten up their stories.

Once their work is complete they can submit footage to a professional craft editor who can add compelling transitions, effects, title and graphics or depending on the situation, the journalist can send completed segments directly to a video server where news directors can approve the content for broadcast.  As with the rest of the Avid end-to-end broadcast environment, the goal with iNEWS® Instinct™ is to streamline the news production pipeline by helping our customers increase their speed, control and creativity and more importantly, it extends our digital workload to the non-editor segment of the newsroom in a way that makes sense to them rather than just putting them in front of a non-linear editing tool that was really designed for professional editors.

We were very pleased with response to iNEWS® Instinct™ at NAB.  ABC News placed an order for 100 systems and were confident that the other broadcasters will follow ABC’s lead, in fact,

with an existing installed base of 60,000 seats of iNEWS®, there’s a huge opportunity for iNEWS® Instinct™ to have a major impact on the broadcast industry.

iNEWS® Instinct™ also resonated with the media at NAB judging by the many favorable mentions we received in a wide range of publications, including some that don’t specialize in coverage of broadcast technology and three of the 11 awards that I mentioned earlier, were specifically for iNEWS® Instinct™.  Avid won six product awards in broadcast this year, which is a new record for us.  With the introduction of iNEWS® Instinct™, our goal is to extend the power of visual storytelling to every desktop in the newsroom.

In other broadcast product news from NAB, we introduced new versions of both of our NewsCutter editing solutions, which support a broad range of HD formats, as well as, the Panasonic (P-2) and Sony XD Cam tapeless camera formats that I mentioned earlier.

And finally, we unveiled a new input/output device called Avid DNxchange, which enables broadcasters to (N-just) HD media without the need to upgrade their SD interfaces and routers.  In essence, Avid DNxchange allows broadcast customers to encode HD signals from cameras, switchers, routers and decks, to Avid DNxHD media for editing and finishing.  As more and more broadcasters transition from analog to digital production and consider how to accommodate HD work flows in their post — in their production pipeline, solutions like the Avid DNxchange interface and the new version of the NewsCutter system provide extensive HD support at the high level of performance for which Avid is known throughout the broadcast industry.

In our audio business, Digidesign introduced D-Command console, a more compact version of the popular D-Control work surface that serves as the hub of the icon integrated console environment.  Since its debut a year ago, more than 200 icon systems have been sold, which is a rate of adoption far beyond that of other large format consoles in the same timeframe.  With D-Command, many of the benefits of the D-Control console are now within the reach of a wider range of customers since the D-Command price point is lower than that of D-Control and its smaller footprint can accommodate almost any commercial studio, home studio, postproduction or mobile recording environment.  In the same way that medium format digital consoles became a staple of high-end personal and project studios in the mid-90’s, D-Command promises to have a big impact on the middle sector of the professional recording market.

In late February, the Digidesign VENUE Live Sound environment began shipping.  Digidesign VENUE is a purpose built, modular, live sound mixing and production environment that brings the benefits of a digital audio workstation to live sound performances.  This product enables us to pursue a significant opportunity to upgrade live sound mixing from analog to digital technology.

Another important milestone in audio, during the quarter, happened just before the NAB show when Digidesign and M-Audio introduced the first slate of products that combined Pro Tool software with M-Audio hardware, known as the Pro Tools M-Powered family, this line of products initially pairs five M-Audio interfaces, including the new Ozonic MIDI keyboard and audio I/O device with Pro Tools LE software.  This combination delivers Pro Tool’s functionality to a potential target audience of 400,000 existing M-Audio customers who use qualified peripherals.  Add this to the fact that we also had a record quarter in M-Box sales and you see that there’s a lot of activity going on in the home recording studio marketplace.

That concludes our overview of Avid’s product segment.  Before I hand the call to Paul to discuss our financial outlook for the balance of 2005, I’d like to update you on the status of our planned acquisition of Pinnacle Systems, which we announced on March 21st of this year.

On the regulatory front, we are in the process of finalizing the joint proxy statement prospectus and the Form S-4 related to the acquisition and we are looking forward to filing it shortly.   We completed our Hart-Scott-Rodino filing regarding an acquisition in the U.S. on April 15th and we expect to submit our Foreign Antitrust filings next week.  Given the time required for European regulatory clearances, we do not expect to close the acquisition before mid-July versus our earlier target of late June to early July.

With respect to our preparations to hit the ground running following the closing, the integration teams at Avid and Pinnacle are using this interim period to develop comprehensive plans, focused on running the combined businesses moving forward.  We continue to be excited about this planned acquisition and we maintain our strong belief that the acquisition will enhance Avid’s business at both the consumer and broadcast levels.  We are looking forward to gaining both the necessary regulatory clearances and shareholder approvals so that we can finalize this acquisition and begin executing our integration plans.

Now, I’d like to hand it to Paul to update our 2005 financial expectations.

Paul Milbury:  Thanks David.  My guidance today is for Avid, as a standalone company and it excludes the impact of the Pinnacle acquisition.  When we announced the acquisition on March 21st, we made certain assumptions about the timing of the closing and provided initial guidance on the impact of the acquisition on Avid’s results for the second half of 2005 and for 2006.  As David just said, the transaction will not close by July 1st, the analytical assumption in our initial deal guidance.  We are not updating that guidance at this time but expect to do so after the joint proxy statement prospectus and Form S-4 are declared effective by the SEC.

During our last earnings conference call, in early February, I provided guidance for 2005 revenue to be between $700 million and $710 million.  I am modifying this range to $705 million to $715 million.  We are raising up our 2005 pro forma earnings per share guidance to $2.70 per share from the $2.65 per share provided during our February conference call.  Our guidance for GAAP earnings per share is $2.45 including $2.5 million of stock-based deferred compensation related to the M-Audio acquisition, $7.6 million of acquisition related amortization and $700,000 of tax credits.

Using the mid-point of our full-year revenue range of $710 million, we currently expect revenue to increase sequentially to approximately 170 million in Q2, followed by approximately 181 million in Q3 and approximately 193 million in Q4.

Gross margins are expected to moderate from the Q1 level and be slightly above 56 percent for the remainder of the year.  Pro forma operating expenses are expected to be approximately $296 million for 2005.  In Q2, operating expenses are expected to be $73.7 million, higher than Q1 primarily as a result of the NAB trade show.  Operating expenses are expected to further rise in Q3 to approximately 74.5 million and to 75.5 million in Q4 as we continue grow the business.

GAAP operating expenses, which include acquisition related stock-based compensation and amortization are expected to be approximately $76.3 million in Q2, 76.9 million in Q3 and 77.9 million in Q4.

Pro forma operating income is expected to be $21.8 million in Q2, $27.5 million in Q3 and $32.7 million in Q4.  GAAP operating income is expected to be 19.2 million in Q2, 25.1 million in Q3 and 30.3 million in Q4.

Net other income is expected to be $800,000 per quarter for the balance of 2005.

Pro forma tax expense is expected to be 1.3 million in Q2, 2.1 million in Q3 and 2.5 million in Q4.  GAAP tax expense is expected to be lower than pro forma expense by about $200,000 in each of Q2, Q3 and Q4.  Since we removed acquisition related amortization in arriving at our pro forma expenses, we also remove any tax benefits related to amortization.

Pro forma net income for the year is expected to be $100.7 million or $2.70 per diluted share based on 37.3 million shares outstanding.  Pro forma net income is expected to be 21.3 million or

58 cents per diluted share in Q2, 26.2 million or 70 cents per diluted share in Q3 and 31 million or 82 cents per diluted share in Q4.  The EPS estimates assume fully diluted shares of 37 million in Q2, 37.25 million in Q3 and 37.75 million in Q4.

To calculate GAAP earnings per share, we assume acquisition related amortization of $1.9 million per quarter and stock-based deferred compensation of $700,000 in Q2 and $500,000 in each of Q3 and Q4.

We continue to expect to end the year with approximately $250 million of cash, excluding the Pinnacle acquisition, which we expect will add to that balance.

These conclude my remarks.  David and I would now be pleased to take your questions.

Operator:  Thank you.  The question-and-session will be conducted electronically.  If you would like to ask a question, please do so by pressing the star key followed by the digit one on our touch-tone telephone.  If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.  Once again that is star, one to ask a question and we’ll pause a moment.

And we’ll take our first question from Steve Frankel with Adams Harkness & Hill.

Steve Frankel:  David and Paul, I wonder if we might get a little bit of product detail on the video side and just directionally, what happened to Adrenaline and Nitris® revenue in the quarter compared to Q4?

Paul Milbury:  Well, in terms of Adrenaline revenue it was, actually, our second best Adrenaline quarter ever.  You’d have to go back to Q2 of — or excuse me, Q1 of 2004 when we ran a Meridian upgrade — oh Q2, Q2 of ‘04 when ran a Meridian upgrade program, so this quarter, this past quarter, Q1 was actually our second best compared to that and in fact, if you added in the HD upgrades to that it would actually be our best quarter.

Steve Frankel:  OK and what about Nitris®.

Paul Milbury:  Nitris® also had a strong quarter, although, I don’t have those numbers right in front of me.

Steve Frankel:  And directionally, what happened with backlog in the quarter?

Paul Milbury:  Well, if you look at backlog plus deferred revenue compared to Q1 of a year ago, it actually went up.

Steve Frankel:  OK and you didn’t give us a number on what broadcast revenue was or if you did I missed it.

Paul Milbury:  No, we didn’t break out broadcast separately.  On a year-over-year basis, our broadcast market segment, which includes everything we sell out to broadcast, the gross rate was in excess of 20 percent.

Steve Frankel:  Great, thank you.

Operator:  And now we’ll move on to Richard Ingrassia with Roth Capital Partners.

(Parhem Voorhen):  Hi guys, it’s actually (Parhem Voorhen) for Richard Ingrassia.  Can you guys give us the break out for DNA™ and cap ex?

Paul Milbury:  Capital expenditures for the quarter were around four million and depreciation was three million.

(Parhem Voorhen):  OK and then, when you guys look at the upgrade opportunity you had with the DNA™ platform, where would you say, right now — what percentage of that opportunity would you say you’ve achieved so far?

David Krall:  Well there are a couple levels of upgrade opportunities.  The first one is just moving from our previous installed base of (AVB/EVB) customers and Meridian customers to the new DNA™ family and that upgrade process is only partially completed.  In fact, if we do a running total of our total number of DNA™ products sold to date — actually, if I just zero in on the Adrenaline, we’re approaching or exceeding the 9,000 mark, which is you know, roughly, a third of the installed base of our previous generation of systems, so we’re roughly a third along the path of that but the second upgrade process that will also be taking place, is going from standard definition to high definition because the DNA™ family was designed from the beginning to be upgradeable to HD and we are only in the very beginning part of that upgrade cycle because that just started shipping in Q4 of last year.

(Parhem Voorhen):  OK and then a quick question on Pinnacle.  When you look at their consumer business, you know, being down 20 percent year-over-year, in the recent quarter and they kind of mentioned that they expect it to grow10 to 15 percent like it had been going forward, how do you guys reconcile that?

Paul Milbury:   Well, when we look at it — I don’t know how far back you’d have to look to find the data to support this statement but we know that this fiscal year for Pinnacle is unique, in the sense that it doesn’t include a major upgrade of this Pinnacle Studio product, so they will have gone, when you count their calendar — their fiscal Q4, which we’re just entering, they will have gone an entire year without a major upgrade to the Studio product and this is very much an upgrade driven business, so we don’t find those results surprising.  We do believe that the anticipated release of Studio Version 10.0 late this summer is actually going to be a driver but that’ll be in the beginning of the next fiscal year or mostly likely, actually, during the time when the results are combined with Avid.  So, we don’t find those results surprising and I they’re consistent with a product, which is just getting older in its product cycle.

(Parhem Voorhen):  OK and you guys might not have this information but I’ll ask it anyway, when you look at their business, their consumer and business segment, how much of that is actually the consumer product that’s at the low end?

Paul Milbury:  Yes, I think — I don’t think we’re in a position to be able to break that out.

(Parhem Voorhen):  OK.

Paul Milbury:  You’d really have to direct that question to them.

David Krall:  Yes, I think yesterday they stated that 72 percent of their revenue was consumer, 28 percent broadcast but it didn’t break it down further than that.  Is that what you’re — you’re looking for the break down beyond that?

(Parhem Voorhen):  Right the break down in the segment.

David Krall:  Yes, we don’t have that.

(Parhem Voorhen):  OK, thanks guys, good quarter.

Paul Milbury:  We don’t — we have that in our models, obviously but we can’t disclose that that’s Pinnacle information.

(Parhem Voorhen):  OK, thank you.

Operator:  We’ll now move to Gene Munster, with Piper Jaffray.

Gene Munster:  Hey, good afternoon and if you could just take a step back here on big picture stuff here David as — talk about the curve, I guess, in terms of the HD curve and how you see that.  How should we be thinking about that?  Is this something that has an acceleration point? Is it a slowly rising tide and if there’s any sort of numbers that you could put around that to get us comfortable with what that — the growth curve of the industry looks like and then, just a quick follow up and I don’t necessarily need a long answer to this but how do you see Avid?  Obviously the results have been good but maybe you can talk about things that you’ve seen at any of — relative to competition or in terms of how you guys sit on that curve?

David Krall:  OK.  Well, relative to the transition to HD, Gene, I think you could probably answer the question, as well as, me if you attended that keynote on the transition.  I think the summary answer is if you look around the world you see various stages, in terms of where we are along in the transition but its certainly clear that the transition is upon us and we are in the early stages of it because the majority of the world’s infrastructure is still producing content in standard definition and even the programs that are being finished in HD today, are still very often using a standard definition offline workflow.  So, we see the majority of the opportunity in front of us, in terms of turning over the HD infrastructure and a lot of people are thinking that we’re getting to a tipping point.  If you think of the acquisition side of the balance, what we heard from Sony at NAB is that they’ve sold 37,000 HDB cameras.  That was a number that I think surprised a number of people and tells us that HDB is going to be a pretty hot acquisition format moving forward and it’s, certainly spur things because it’s a low-cost, high quality format, so we’re excited about HDB.

If you look on the consumption side, even though its roughly only 12 million or so U.S. TV watching households that currently have HD receivers that number is expected to increase significantly during the course of this year and we’re expecting that to continue to accelerate as prices drop.  So, many different parts of that overall life cycle for HD content are accelerating and that’s a positive indicator for the industry.

When you look at what we saw competitively at NAB, interestingly, it was in some ways a relatively quiet year, in terms of what we saw on the broadcast front and I think we were very pleased to see that the iNEWS® Instinct™ product introduction was actually seen by many as being the big news, at the show because we’ve taken a very different approach to editing as viewed by a journalist, where the main thing is writing a script and marrying text and video together and I think we saw a lot of enthusiasm around that.  We were very, very pleased with it.

Gene Munster:  How about just kind of changing gears, in terms of Pinnacle?  I was going to look at the two different worlds. Avid’s world, you guys just continue to block and tackle and slowly inch the bar up or ((inaudible)) kind of on this curve and if you look at Pinnacle’s world its almost like they’re in a whole different, I don’t know, orbit and how do, I guess, reconcile some of Pinnacle’s issues and — versus your strength?  I mean is, you know, basically, I think a lot of investors think Pinnacle’s a broken company and you know, is it company-specific?  Is it product — as you look at, you know, Pinnacle as a whole, how do you think about where you’re going to dive into, maybe some more specifics on the products?  Is it people?  What needs to be fixed on Pinnacle to make this acquisition really work?

David Krall:  Well, I think that if you look at what Pinnacle has been doing over the past several years and in fact, if you zero in, in particular, on (Patty’s) efforts over the past roughly 12 months of turning the company around, she’s been focusing the company on the things that it does well and in this case, I think the on air graphics and play out servers are real highlights in the Pinnacle product line up and she’s been moving away from areas that were non-strategic.  Well, certainly, those moves weren’t done in anticipation of a deal with Avid but I would say that they have, very appropriately, positioned the company for this anticipated merger because it has moved away from areas that Pinnacle was unsuccessful and really emphasizes the areas that Avid’s most interested in and these products will just fit in very nicely with the Avid product line up and into the Avid channel, so we see that being a very complimentary combination.

And then on the consumer side, as we’ve talked about from a strategic point of view that business has been a well functioning business on the part of Pinnacle and there’s, actually, not a great deal that we need to even do to the consumer business to get that continuing to hum along and we’re seeing strategic benefit from combing our low-end audio products with Pinnacle’s low-end video products to really create a great combination that will let us serve customers’ needs from the beginner all the way up to the, you know, Academy award-wining editor, so we’re very excited about what this can do for us strategically.

Gene Munster:  OK and I guess just on that note, too, is that as you — and I don’t want to take anything away from the strong quarter you guys had and the positive outlook but as you kind of look at Pinnacle, over the last few weeks, what — has anything changed, in terms of how you think about Pinnacle?  How you think about the accretion to the deal, you know; as you kind of see some of the announcements, in the past couple weeks, in the company?

David Krall:  Well, from the point of view strategically, I’ll Paul just comment on the financial component of it but from a strategic point of view, there hasn’t been anything that we’ve heard either from Pinnacle or from the competition that has altered our view of the strategic value of the deal.

Paul Milbury:  Yes and I think we, obviously, have known for some time that the Q3 revenues were going to be around 65 million, so that’s not a surprise and that really doesn’t change the way we’re modeling things going forward.  At this point, as David mentioned, we’re going to be — now that we’ve gotten the quarter behind us and NAB behind us, we’re going to be sort of reinvigorating some of our discussions and integration efforts and we’ll be able to fine tune our models.

I guess, one of the other comments that I wanted to make going back to the question David just answered about Pinnacle and its business, just a little bit more detail on the couple of products that David mentioned.  He mentioned the broadcast products, (Deko) and (Media Stream), just relating back to one of the comments that I think was made on the Pinnacle call about the gross margins of the broadcast business at Pinnacle being in the high 30’s to mid-40’s, although, I can’t go into a great level of detail about specific information in that area, the gross margins associated with those products that we’re most interested in, the (Media Stream) product and the (Deko) product, are substantially higher than the average gross margins that they reported for the broadcast business.

Gene Munster:  So, in other words, you’re going to be basically, existing lower margin broadcast products?

Paul Milbury:  Well, I think — that’s kind of been happening to a certain extent anyway as certain lines of business have been declining.   There’s also some — a component of service revenue in the broadcast business that has margins that are quite a bit lower than the average.

Gene Munster:  OK, great.  Well, I’ll turn the call over but thank you.

Operator:  I’ll take our next question from Paul Coster with JP Morgan.

Paul Coster:  Good afternoon.  First of all, the upward revision to your forward guidance, does that have anything to do with the delay in closing the Pinnacle deal?

Paul Milbury:  No, not at all.

Paul Coster:  OK.  Why is the Pinnacle deal slightly delayed?

David Krall:  The — it’s, basically just a fine tuning of the estimated completion of the European regulatory process.

Paul Coster:  OK, you sounded a little bit hesitant in answering the financial — the question about the financial impact of the results that we’ve seen from Pinnacle, is that because of the slight delay to the deal or is there something a bit more fundamental happening there?

Paul Milbury:  No, not at all.  I just — I wanted to stay consistent with what I had said earlier that we weren’t providing any update to the guidance that we gave on March 21st and I didn’t want to get into that at this point.

Paul Coster:  OK, got it.  The — Pinnacle has said that there has been a little bit of disruption from the deal in the European channel, can you comment upon that and what you can do to reassure that channel at the moment?

David Krall:  A couple of things that we’ve already done and you can understand that any channel would be worried that perhaps, in some geographies where there is an Avid dealer and a Pinnacle dealer that the Pinnacle dealer might be worried that they might not be continued by Avid once we are in possession of the overall company.  We’ve sent out a letter telling the dealers that we are fully intending to honor the previous agreements that are in place by Pinnacle, which I think provides some level of assurance.  In addition, we don’t mind and we’ve communicated this, as well, we don’t mind having areas where we have multiple dealers in a particular geography and we think that if a dealer is serving Pinnacle well today that they will serve the combined company well the day after the deal closes and we would like to continue that as well.  So I think there’s a certain amount of trepidation that is understandable and in a case where a dealer has an option to just simply reduce the amount of inventory that they’re carrying, in many cases, we expect that they will do that and I think that Pinnacle has experienced that in the previous quarter and they’ll experience that to a certain extent in this quarter, as well, as people just lessen the amount of inventory that they carry but I think the silver lining in that is that as we get the business moving forward that we would expect the inventory levels to return to traditional carrying levels and I think that that gives us a latent increase in demand in the future.

Paul Coster:  Right.  Were you surprised at the cash balance that Pinnacle reported at the end of the quarter?

Paul Milbury:  No, not really.  I think they had a little over 90 million at the end of their previous quarter and they had announced divestitures of roughly 40 million that would get us to roughly that amount.

Paul Coster:  OK, these are all helpful answers.  The last question is that you moved to (2K) and (4K) editing, this is presumably on the (ingest) and postproduction side but this is not a forward indicator of the U.S.’s move to digital cinema presumably?

David Krall:  Well, it’s considered to be independent of that.  It’s simply part of the continuation of the replacement of film in a workflow because as you know, film has higher resolution than HD and as people try to achieve the same quality that they’re able to attain today in film, they need to go to resolutions beyond HD to things like (2K, 4K).  Believe it or not we’ve heard (8K) and (16K) as other formats that people are already exploring, so I think the good news part of it, from a manufacturer’s point of view, is that there’s lots of room to build great products that can process increasing amounts of data and ultimately, our goal is to make sure we’re providing, you know, cost effective tools and efficient and effective workflow so people can have an all digital production environment.  That’s really part of Avid’s mission and these formats are things that you’re going to, certainly, hear us talking more about in the future.

Paul Coster:  Great, thank you.

Operator:  And now we’ll move on to Sasha Zorovich with Oppenheimer.

Sasha Zorovich:  Thank you.  So, regarding, in particular, the situation in Europe that Pinnacle has been observing, would you say that there has been really no — or what is sort of your comment on the ongoing end demand?  I understand sort of the issues with the inventories and what not but how about any trends regarding the end demand?

David Krall:  We, actually, don’t have a lot of specific information, at this point in time.  They just released their numbers yesterday.  We will, actually, be sitting down with them in Mountain View next week, going over the quarter and the outlook and doing our integration planning and we’ll get a better idea at that point.

Sasha Zorovich:  What is your sense, from your standpoint, about the end demand in Europe?

David Krall:  Well, the things that we do have are you know, like GFK data or NPD data and we don’t see any shift, overall, in market share.  We see Pinnacle continuing to be a strong player and maintaining share, so we’re thinking that this is simply a reduction of channel uptake and as you know, they record revenue in Europe based on sell into the channel, as opposed to sell through, so we’re not surprised that those results were directly reflected in Pinnacle’s revenues.

Sasha Zorovich:  And once ((inaudible)) the acquisition, would you be planning on recognizing revenue on sell through in Europe?

Paul Milbury:  I think that’s something that we’ll be talking about and discussing whether the systems can be put in place to get the appropriate data into moving that direction.

Sasha Zorovich:  And then, finally, if you could provide us update, if any, regarding your sort of competitive position, particularly, if you vis-à-vis — Apple.

David Krall:  Yes, what’s your question?

Sasha Zorovich:  If you could provide us with an update?

David Krall:  Just in terms of product offerings at NBA or what?  I just want to …

Sasha Zorovich:  Any sort of — sort of competitively your positioning versus theirs, any changes regarding that.

David Krall:  OK.  Well, certainly, Apple’s in an interesting position where they’re a partner, as well as, a competitor.  So, on the partner front we’re looking forward to supporting the new Tiger OS and that work is under way and we expect to be putting out versions of Media Composer Adrenaline supporting the Tiger OS shortly.  We, also, have announced that we’re expecting to have to have HD versions of Adrenaline running on the MAC by the end of this year, so on the partner front we continue to make good progress.  I guess I should also point out that on the audio side, M-Audio, actually, sells a lot of their peripherals along with Apple’s products, too, so we benefit there, as well.

On the competition side, I think what you saw at NAB, if you had the opportunity to go, you would’ve seen some new product announcements on the part of Apple, as well as — I think it’s the opportunity that everybody uses to launch new products.  We had launched our Express Pro products last year, introducing the new Avid Express Studio.  We introduced that at NAB last year.  Apple introduced their version of a Studio product this year.  I think you know we announced HDV last year.  Apple came out with their HD version of Final Cut Pro this year, so I think what you’re seeing is the typical introduction that people do at the show where they’re launching their new products.

Sasha Zorovich:  Thank you.

Operator:  And once again if you would like to ask a question, please press star one on your telephone keypad.  We’ll now move to Chris Rowen with Sun Trust Robinson Humphrey.

Chris Rowen:  Yes, Paul on the Pinnacle acquisition, I understand the desire not to give out a bunch of numbers and have to change them again but can you, at least for us, kind of bound the amount of change you might see to the guidance, the combined guidance you gave before?  I mean are we talking if it’s a week it could, you know, change the year by a nickel or are we, you know, I’m just afraid, you know, leaving people to guess or fear the worst if we don’t — if we had guidance and now all of a sudden we have no guidance.

Paul Milbury:  Yes, I really can’t, you know, put a — I’m not saying that number’s going to change one way or another, I’m just saying that we’re not prepared to update it today but I mean, certainly, nobody should read that that we think the previous guidance is, you know, needs to be lowered based on recent results.  That’s not at all what we’re saying.

Chris Rowen:  OK.  All right that’s helpful, thanks.

Operator:  And we’ll move to Steve Lidberg with Pacific Crest Securities for our next question.

Steve Lidberg:  Good afternoon guys.  Was hoping you could provide some thoughts or color with regards to the health of the markets and I guess, particularly, what you’re seeing in Europe in the strength of the quarter there?

David Krall:  Well, I think one of the drivers that was a big factor for us, this recent quarter in Europe, was very strong broadcast business and if we just look at the transition cycle to all digital production, we’re seeing a strong uptake in Europe and our European team has, actually, done an excellent job in not only getting the business but also, significantly improving the gross margins associated with that business.  In fact, in this most recent quarter our European margins topped our geographies on the video side of our business.  I had to look back in our records, I didn’t find a previous quarter where they had been the top, so I think this was a new high for them and a good example of just very good execution.

Steve Lidberg:  And I guess Paul, as you look at the guidance for the full-year ‘05, obviously, it took it up with most of that and what appears to be the back half of the year in Q4, is that primarily a function of the activity that you’re seeing around broadcast and the backlog related to that business or are there some other factors that we should be thinking about?

Paul Milbury:  Well, yes it’s the broadcast but we’ve also got a number of new products that we’re releasing.  The Symphony™ Nitris® product is expected to ship for the first time in Q3, so that explains part of the uptick in Q3.

Steve Lidberg:  And correct if I’m wrong but in Q2 you also should be receiving a benefit from I believe it was the TVA contract in France last year in Q2, in terms of a payment.

Paul Milbury:  Yes, there’s a final payment of about $500,000 that was due in one year from the …

Steve Lidberg:  OK.  Great, thank you.

Operator:  And our next question comes from Jim Ricchiuti with Needham & Co.  Mr. Ricchiuti your line is open.

Jim Ricchiuti:  Thank you.  I apologize if this was already asked.  I joined the call just a couple of minutes late but Paul, did you go over the operating margins for the video business and did — were those 14.5 percent in the quarter?

Paul Milbury:  Yes.

Jim Ricchiuti:  And I just wonder, you know, David I think you alluded to the strength and improving profitability in the European business, other factors that contributed to the expansion on a sequential basis in the video business margins?

David Krall:  We had a strong growth quarter in Asia, as well, so internationally, you saw our split go to virtually 50/50 between international and domestic business, so it’s a strong performance internationally, overall.  I can’t point to a particular product driver there.  I think it was general uptake in the business, which is great for us to see in a Q1 because ordinarily, prior to NAB we see things just wait in anticipation for new introductions at NAB and this year, we saw people feeling comfortable continuing to conduct business.

Jim Ricchiuti:  OK.  Did you break out the broadcast portion of the business at all or talk about the growth rate that you saw year-over-year in that business?

Paul Milbury:  We said it was over 20 percent year-over-year but we didn’t break out a specific number.

Jim Ricchiuti:  OK.  So, as a percent of revenues you’re not willing to share that?

Paul Milbury:  You know I just don’t have that detail.

Jim Ricchiuti:  OK.  And one other follow up question, just with respect to the video business, are you at all concerned about some reports of softening in the advertising market?

David Krall:  I, you know, I guess I’d say I haven’t seen any of the reports talking about that so I can’t comment on it.  If it’s — if it something happening we’re not seeing it.  Again, you know, primarily we’re driven by capital budgets, as opposed to expense budgets on a quarterly basis, so from a capital point of view I think our customers are still fully intending to make their investments.

Jim Ricchiuti:  OK and just with respect, David, to the audio business or Paul, margins in that business — operating margins were at 12.8 percent, is that correct?

Paul Milbury:  Yes.

Jim Ricchiuti:  And just the decline that you saw in that did you just talk at all about that on a sequential basis what might have led to that or is there some seasonality to that or is it a mix issue?

Paul Milbury:  Yes, actually, there is a little bit of seasonality to that.  The revenue — revenue for audio was down sequentially the same as last year.  The last year, in the first quarter, audio operating profit margins were 5.4 percent and then rebounded to 18 percent in the second quarter, so they’re down in Q1 as revenue came down and then they came back.  I would actually expect, although, we’re not providing specific guidance for the segments that video operating profitability to be down slightly in the second quarter because we have the expenses associated with NAB that are a big tick up for the audio — for the video segment in the second quarter and then I would expect audio operating margins, also, to increase with volumes in the second quarter.

Jim Ricchiuti:  OK, thanks very much.

Paul Milbury:  Yes.

Operator:  And our final question today comes from Gene Munster with Piper Jaffray.

Gene Munster:  Great, just in time there.  In terms of — if you look at the Pinnacle channel and there’s some key vendors or key resellers you guys are going to be picking up, I would assume that there’s some kind of instant synergies with your existing products that you can sell in with Pinnacle’s challenge, is that a safe assumption?

David Krall:  Well, you know, it is true on the broadcast where there’s a channel that they have in place that is certainly complimentary to what we have and then on the consumer side that’s a case where Pinnacle is bringing in a very large and well-developed channel that we will be fully expecting to exploit over time with our audio products.

Gene Munster:  OK, dynamite.  And then in terms of the broadcast initiatives and maybe direct salespeople, any sort of expectations on terms of the head count additions going forward maybe for the rest of this year, any thoughts on that?

David Krall:  Not really.  I mean our plan all along has been to integrate the Pinnacle broadcast business into the Avid video business and have these teams work as part of the same team and we are fully expecting that the members of the Pinnacle sales force to join ours.  In fact, we’ve got a number of open reqs that we’ve been holding off on hiring, so that we’ll have additional places to accommodate the Pinnacle team.

Gene Munster:  So, I guess the reality is, is that yes, your broadcast direct sales force is going to obviously increase with Pinnacle?

David Krall:  Yes.

Paul Milbury:  Yes.

Gene Munster:  And then lastly, the NOL, just kind of the update on that front Paul?

Paul Milbury:  No change from where we’ve been in previous discussions.  Still a very a significant level of NOL and tax credits to shelter future earnings.

Gene Munster:  Do you have any idea, in terms of how we should start thinking about when those start to kind of come off, if you will?

Paul Milbury:  No change from the previous guidance there that we don’t expect that to be 2006, certainly.

Gene Munster:  Not in 2006.

Paul Milbury:  Not in 2006.

Gene Munster:  OK, great.  Thank you very much.

Paul Milbury:  You’re welcome.

Operator:  And that does conclude today’s question-and-answer session and Mr. Krall, I’d like to turn the conference back over to you for any closing or additional remarks.

David Krall:  All right.  Well thank you and thank you all for joining us today.  I’d like to invite you that if you do have any further questions, please feel free to contact us and we’ll look forward to speaking to you all again next quarter.  Thanks.

Operator:  That concludes today’s conference.  Thank you for your participation.

END

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Avid plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Avid and Pinnacle plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Avid, Pinnacle, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Avid and Pinnacle through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Avid by contacting Dean Ridlon, Investor Relations Director for Avid at telephone number 978.640.5309, or from Pinnacle by contacting Deborah B. Demer of Demer IR Counsel, Inc. at telephone number 925.938.2678, extension 224.

Avid and Pinnacle, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding Avid’s directors and executive officers is contained in Avid’s Form 10-K for the year ended December 31, 2004 and its proxy statement dated April 16, 2004, which are filed with the SEC and available free of charge as indicated above. Information regarding Pinnacle’s directors and executive officers is contained in Pinnacle’s Form 10-K for the year ended June 30, 2004 and its proxy statement dated September 30, 2004, which are filed with the SEC and available free of charge as indicated above. The interests of Avid’s and Pinnacle’s respective directors and executive officers in the solicitations with respect to the transactions in particular will be more specifically set forth in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, which will be available free of charge as indicated above.